As filed with the Securities and Exchange Commission on January 26, 2004 Registration No. 333-109338

united states

SECURiTIES AND EXChANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO. 3

TO

FORM F-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

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M-SYSTEMS FLASH DISK PIONEERS LTD.

(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7 Atir Yeda St.,

Kfar Saba, 44425

Israel

(972) 9-764-5000

(Address and Telephone Number of Registrant's principal executive offices)

Charles Schouw

M-Systems, Inc.

8371 Central Avenue, Suite A, Newark, CA 94560

(510) 494-2090

(Name, address and telephone number of agent for service)

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Copies To:

David S. Lefkowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: 212-310-8000 Fax: 212-310-8007	Clifford M. J. Felig, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: 972-3-610-3100 Fax: 972-3-610-3111

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. □

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. x

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □ _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □ ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. □

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 26, 2004

PROSPECTUS

M-SYSTEMS FLASH DISK PIONEERS LTD.

Up to 6,500,000 Ordinary Shares

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We intend to issue up to 6,500,000 ordinary shares, from time to time, in one or more offerings. We will provide the specific prices and other terms of these offerings in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Incorporation of Certain Documents by Reference" before you invest.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol "FLSH."

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

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The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about factors you should consider before purchasing these securities.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is                       , 2004

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, we may offer up to 6,500,000 ordinary shares, from time to time, in one or more offerings.

This prospectus provides you with a general description of the shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any initial public offering price, the price paid to us for the securities and net proceeds to us. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

References to "dollars" or $ are to United States dollars.

All references herein to "ordinary shares" refer to our ordinary shares, par value 0.001 New Israeli Shekels per share.  References to "NIS" are to New Israeli Shekels.

THE COMPANY

We are a company organized under the laws of the State of Israel. We commenced operations in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar Saba 44425, Israel and our telephone number is +972-9-764-5000. Our US agent is our subsidiary, M-Systems, Inc., located at 8371 Central Avenue, Suite A, Newark, CA 94560, and its telephone number is (510) 494-2090. Our website address is www.m-sys.com. The information contained on, or linked from, our website is not a part of this prospectus.

Unless the context otherwise requires, all references in this prospectus to "M-Systems," "we," "our," "us" and the "Company" refer to M-Systems Flash Disk Pioneers Ltd. and its consolidated subsidiaries.

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RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have incurred losses in the past, are currently incurring losses, and may incur losses in the future.

We have a history of losses. Other than the year 2000, in which we were profitable, we have incurred losses in each of our last ten years of operation. Recently, we incurred net losses of approximately $41.8 million in 2001, $5.5 million in 2002 and $0.9 million for the first nine months of 2003. As of September 30, 2003, we had an accumulated deficit of approximately $58.0 million. We will need to generate increased revenues as well as manage our costs to return to and maintain profitability. We cannot assure you that we will be able to achieve or maintain profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely impact the price of our shares.

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our ordinary shares could be materially and adversely affected.

Our relative mix of product and customers varies quarterly, which can negatively affect our gross margins.

Our product and customer mix varies quarterly, which affects our overall average selling prices and gross margins, due to varying sales prices for different customers and varying margins for different products. For instance, our DiskOnKey products, which currently represent the majority of our product revenues, have lower gross margins than our DiskOnChip products. Similarly, sales of our DiskOnChip products to the market for high end cell phones and personal digital assistants ("High-End Mobile Devices") have lower average selling prices and gross margins than sales of our DiskOnChip products to the market for set-top boxes and thin clients ("Embedded Devices").  Because our DiskOnKey products are ultimately sold to retail customers, these products may represent a higher proportion of our revenues in the fourth quarter, when there is generally greater demand for retail products in Western countries.  Some of our DiskOnChip customers may concentrate their purchases in certain quarters, which could lead to fluctuations in the proportion of revenues represented by these products on a quarterly basis.  In addition, overall market demand for any of our products could vary on a quarterly basis, and this could result in shifts in our relative product mix.  Depending on the relative mix of sales of our various products as well as the mix of customers, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

We are dependent on DiskOnKey and DiskOnChip for the vast majority of our sales. As a result, our business will suffer if demand for any of these products declines or if we cannot develop new products to meet the needs of our customers.

The vast majority of our sales are generated by our DiskOnKey and DiskOnChip products, which accounted for over 85% of our sales in 2002 and over 90% of our sales in the first nine months of 2003. If other companies were to develop products with similar or better features, similar or better performance or wider acceptance than our DiskOnKey or DiskOnChip products, sales of our products could decline. If demand for any of these products declines, and we cannot develop new products that meet the needs of our customers, our sales would decline. Any significant decrease in the sales of our DiskOnKey or DiskOnChip products would have a material adverse effect on our business, financial condition and results of operations.

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Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price of flash memory components.

For most of our products, we rely to a significant extent on the purchase of flash memory components or custom made products incorporating flash components from third party manufacturers and distributors. As a result, we are exposed to the risks associated with the volatility of the price of flash components.

In the event of a sharp decline in the price of flash components, the value of our inventory will fall and we may be compelled to write-down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins. For example, during the first half of 2001, flash component prices decreased significantly both due to the worldwide economic slowdown and the excess supply of flash components. This price decrease caused our revenues to decline significantly and required us to write-down $30.2 million of our inventory in the first half of 2001.

Alternatively, in the event that the market price for flash components increases (for example, as a result of increased demand for any reason or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins could be adversely impacted.  For example, in the third quarter of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise.  Due to the higher prices for flash components in the quarter, our gross margins declined to 27%, as compared to 32% in the second quarter of 2003.  Moreover, due to supply constraints, our suppliers did not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or shift product orders to the following quarter.   We expect flash memory supply constraints to continue in the coming quarters, which will continue to adversely impact our gross margins.  If flash component prices increase in the future, our gross margins could suffer, or we may not be able to sell our products at a profit, resulting in a loss of revenues and market share or in net losses.

There is seasonality in our business, which may lead to fluctuations in our product sales, particularly in the fourth and first quarters of the fiscal year, which could adversely affect our sales in the first quarter of the fiscal year.

Sales of our DiskOnKey products to the consumer electronics market may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. As a result, we expect DiskOnKey product sales to decline in the first quarter of each year when compared to the fourth quarter of the preceding year.

High levels of inventory could adversely affect our gross margins.

We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

●	an anticipation of a shortage in components;
●	unrealized sales forecasts;
●	long-term commitments to our suppliers;
●	cancellation of orders from customers; and
●	an anticipation of an increase in prices.

In the event that we maintain large amounts of inventory, certain components or products, if warehoused for too long, might be rendered obsolete, which might cause us to incur an inventory write-off.

Our expected growth may strain our operations infrastructure and our supply chain.

Over the last twelve months, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we will need to hire, train and manage additional employees. We also will need to identify and manage additional third party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support rapid growth, which could adversely affect our business, financial condition and results of operations.

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We depend on our key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, finance, marketing and operations personnel, including Mr. Dov Moran, our Chairman, President and Chief Executive Officer. We cannot assure you that we will be successful in retaining our key personnel.  Any loss of the services of these key personnel could adversely affect our business, at least until a suitable replacement is identified, hired and acclimated.

We will not be able to sustain continued growth unless we are successful in attracting and retaining additional qualified personnel.

The success of our business depends on our ability to attract and retain highly qualified management, technical, sales, finance and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate.  In the past, we have from time to time experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth.

Our revenues and gross margins may be adversely affected by reduced activity in our customers` markets.

As a result of the continued worldwide economic slowdown, many of our customers may reduce their spending, or increase their spending at slower rates than we anticipated, and may delay or cancel the development of new products. In addition, demand for new products incorporating our products - such as High-End Mobile Devices for our DiskOnChip product line or for new lap-top computers and PCs for our DiskOnKey product line may slow, resulting in reduced demand for our products. As a result, our revenues may decline, and our inventory levels may increase. To the extent our revenues decrease or our inventory levels increase in an environment of decreasing flash product prices or as a result of continuing lowered demand for our products, our gross margins and operating results may be adversely affected.

Our business depends significantly upon sales of products in the consumer market.  This market is extremely competitive and is highly susceptible to fluctuations in demand due to changes in general economic conditions.

Our DiskOnKey and Mobile DiskOnChip products are targeted for consumer electronics applications. The consumer market is intensely competitive and is more price sensitive than our other target markets. Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. The slowdown in the U.S. and global economy may cause consumers to defer or alter purchasing decisions, and accordingly could reduce demand for our products or products of our customers which incorporate our products. Softening demand for these products caused by worsening economic conditions has in the past caused, and may again in the future cause, decreased revenues. As a result, there is uncertainty with respect to our expected revenues, and further delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products.  If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

Our customers are primarily OEMs and consumer electronics companies, who repackage or resell our products under private label to consumers or incorporate our products into products which are then sold to consumers. We are dependent upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase Universal Serial Bus ("USB") flash data storage devices and High End Mobile Devices from competitors of our customers, our revenues and operating results will be adversely affected.

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Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

Our products may contain undetected errors or defects. These could result either from errors or defects in components or products designed or manufactured by us that we fail to detect, or errors or defects in components supplied by third parties. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and if consummated, may be unsuccessful.

One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise, including investments aimed at securing additional sources of supply of flash memory components. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies. These investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future investments. The issuance of equity securities could be dilutive to our existing shareholders. Alternatively, investments made with cash may reduce our cash reserves. In addition, any investment in another company will be subject to the risks faced by that company. To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write-down the value of our investment in our financial statements to the extent that the carrying value exceeds its fair market value.

We may make acquisitions that result in difficulties in integrating the operations, personnel, and products of the acquired companies or result in significant charges or otherwise adversely affect our results of operations.

We may grow our business through acquisitions of companies, products or technologies that allow us to expand our existing product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company`s personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions, which could be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves. Furthermore, acquisitions may require one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations. Any of these events could cause the price of our ordinary shares to decline.

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Our DiskOnChip products generally have a long sales cycle, which increases our costs in obtaining orders and reduces the predictability of our earnings.

Our DiskOnChip products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers for DiskOnChip generally must make a significant commitment of resources to test and evaluate our products and to integrate them into their applications. As a result, our sales process for DiskOnChip is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our DiskOnChip products to new customers currently average approximately 12-24 months from the time we make a proposal to a customer until the time the customer begins to commercially manufacture its product. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

●	the potential cancellation of orders based on customers` changing budgetary constraints;
●	the shift in orders expected in one quarter to another quarter because of the timing of customers` procurement decisions; and
●	the unpredictability of internal acceptance reviews.

This complicates our planning processes and reduces the predictability of our earnings.

Sales to a small number of customers represent a significant portion of our revenues.  If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 19% of our revenues in 2001, 34% in 2002 and 34% in the first nine months of 2003, and sales to our top 10 customers accounted for approximately 47% of our revenues in 2001, 56% in 2002 and 59% in the first nine months of 2003. In addition, in the first nine months of 2003, sales to I-O & YT PTE Ltd., a subsidiary of I-O Data Device, Inc., represented 19.9% of revenues.  If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products -- the fact that a customer can, with relatively little effort and investment, move from our product to a product of a competitor-- and the relative ease with which our customers may terminate their business relationship with us, we may encounter a severe reduction in sales of our DiskOnKey products over a very short period of time. In addition, the composition of our major customer base changes from year to year as the market demand for our customers` products change, and as we introduce new or improved products targeted at different or additional markets. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Increased expense levels and significant fixed costs will harm our business if our revenues do not grow.

We have significant fixed costs and we cannot readily reduce these expenses over the short term. We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

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RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to sustain our growth unless the emerging markets for our products, and for those products that incorporate our products, continue to grow, and unless we are able to meet the changing needs of these emerging markets.

Sales of our DiskOnChip products represented 32% of our revenues for the nine months ended September 30, 2003, an increase of 47% as compared to DiskOnChip sales in the comparable period in 2002. Sales of our DiskOnChip products are directly related to the demand for High-End Mobile Devices and Embedded Devices. High-End Mobile Devices and Embedded Devices are still relatively new products, and we cannot assure you that they will achieve market acceptance, that demand for these products will grow or that our products will be included in the High-End Mobile Devices and Embedded Devices that achieve broad market acceptance. Most High-End Mobile Devices currently do not use or need embedded flash memory for data storage and we cannot be sure that the requirement for embedded data storage in that market will grow or that High-End Mobile Device designers and OEMs will choose to use the DiskOnChip. If sales of High-End Mobile Devices and Embedded Devices do not grow, or if successful High-End Mobile Devices or Embedded Devices do not incorporate our products, then sales of our DiskOnChip products will decrease or will not grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Sales of our DiskOnKey products represented 60% of our revenues for the nine months ended September 30, 2003, an increase of 156% as compared to DiskOnKey sales in the comparable period in 2002. The market for our DiskOnKey products is a relatively new market that provides a new solution for personal and secured data storage, enabling easy transfer of data between different computers and other applications through the USB data port found on the majority of computers and similar devices. We cannot be sure that the need for such new products will develop, that demand for these products will grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If the demand for USB compatible personal flash data storage devices does not grow, or the DiskOnKey is not chosen by the relevant OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products to this market will not develop or grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces and to successfully develop and introduce new and enhanced products on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers` requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

In transitioning to new technologies and processes, we face design and production risks that may cause significant product delays that could harm our business.

The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

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RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND SUBCONTRACTORS

We depend on Toshiba Corporation ("Toshiba") and Samsung Electronics Co., Ltd. ("Samsung") for flash memory components and any shortage or disruption in our supply from these sources or achievement of lower yield than expected will adversely affect our results.

Our flash memory based products require flash memory components, which are currently supplied by Toshiba and Samsung. Samsung currently supplies the majority of our flash memory components.  We recently secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements. In the past, our suppliers have, at times, been unable or unwilling to meet our supply needs, which has adversely affected our operating results. If either Toshiba or Samsung fails to comply with its supply commitment to us or closes down or downsizes its flash business, our business, financial condition and operating results will be adversely affected. In addition, if either Toshiba or Samsung terminates its supply relationship with us at any time, our business, financial condition and operating results will be adversely affected. In the event that we are supplied by Toshiba or Samsung with flash memory components with low yield, our operating results and our ability to supply products to our customers will be adversely affected. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes, could significantly harm our business, financial condition and results of operations. In addition, if our flash suppliers do not continue to invest in the required advancements to their flash technology and flash products, our business, financial condition and operating results may suffer.

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

Under the terms of our agreements with Toshiba and Samsung, we are obligated to provide advance rolling forecasts of anticipated requirements for components that we use to manufacture some of our products. Because a significant portion of our products is sold into emerging consumer markets, it is difficult to accurately forecast future sales. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Generally, the estimates for the first few months of each rolling forecast we provide to Toshiba and Samsung are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. If we underestimate our needs when we place orders, we may be unable to meet our customers' demands, and we could lose revenues and market share to our competitors. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in reduced gross margins. Either of these situations could have a material adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

We expect that the demand for flash memory components in the near term will be substantially greater than the supply of flash memory components due to the increasing use of flash memory in cellular phones and other digital consumer products, such as USB flash drives and digital cameras, as well as potential reduced yields as flash memory suppliers transition to new fabrication facilities or new manufacturing processes in order to lower the cost per megabyte of flash memory. Shortages of flash memory now exist. For example, in the third quarter of 2003, due to supply constraints, our suppliers did not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or delay confirming product orders to the following quarter.  If we are unable to obtain sufficient quantities of flash memory from Toshiba and Samsung, or if Toshiba or Samsung are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers` requirements. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market.  If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

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We depend on Toshiba as a single source to manufacture our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and we expect to be dependent on them as a single source for future DiskOnChip products.  Any delay or disruption in our receipt of these products from Toshiba will adversely affect our results.

We developed our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products as part of a strategic relationship with Toshiba. At present, Toshiba is our sole manufacturer of the Mobile DiskOnChip,  DiskOnChip Millennium and DiskOnChip Millennium Plus products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba was to breach its obligations under its agreements with us, close down or downsize its flash business, experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes, we may be unable to fill our customers` orders for these product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues. We are seeking to develop with other manufacturers products that will be comparable to the DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

We depend on a limited number of third party subcontractors to manufacture and assemble our DiskOnKey products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on a limited number of third party subcontractors.  In particular, we have agreements with AboCom Ltd., Global Brands Manufacturing Limited, or GBM, and Celestica Italia S.r.l. to manufacture and assemble our DiskOnKey products. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs and in a timely manner, due to conditions in their respective countries or otherwise, our future results might be adversely affected. In addition, we do not have long-term contracts with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon advance notice. In either case, we would be required to qualify new subcontractors, which could take as long as six months, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in our DiskOnKey and in some of our DiskOnChip products. For some components, we rely on a single source of supply.  In particular, we have an agreement with Atmel Sarl, our single source for supply of ASIC components for our DiskOnKey products.  Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors.  If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices and/or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

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Loss of inventory held by our subcontractors could damage our relationships with our customers.

Some of our inventory is held directly by our third party subcontractors and is outside of our physical control.  We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory.  In the event that inventory held by our third party subcontractors is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders.

Our business will be harmed if operating system vendors do not continue to support our software and include our software with their operating systems.

Our marketing strategy for DiskOnChip relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources.  Our failure to compete effectively could hurt our sales.

The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our DiskOnChip, DiskOnKey and other flash memory products compete with other flash data storage devices, standard flash components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us, which may limit our ability to effectively compete with them. We believe that our ability to compete successfully depends on a number of factors, including the price, quality, features, performance, ease of integration and availability of our products. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional and better features.

DiskOnKey. Our DiskOnKey product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, floppy drives and other removable storage media. Our competitors in this market currently consist of numerous computer peripheral manufacturers or hardware manufacturers, the majority of whom are located in the Far East where manufacturing costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing. In addition, we also currently experience and expect to continue to experience competition from large U.S. and/or international companies (including flash manufacturers) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

DiskOnChip. Our DiskOnChip products compete mainly with competing solutions offered by flash manufacturers. These flash manufacturers may have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

We may be unable to maintain market share due to price competition or supply constraints, which would reduce our potential revenues and profitability.

During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. The market for flash memory products is currently undergoing a period of tight supply, but we cannot predict if this condition will continue and, if it does, for how long. Our future growth rate depends in part on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors.

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We may face competition in our target markets from some of our partners and their customers, due to our license agreements with our partners.

We have entered into license agreements with several of our partners, including Toshiba and Samsung. Under these agreements, these parties and, in some circumstances their customers, may manufacture and sell products that incorporate technology covered by our patents which compete with our DiskOnKey and DiskOnChip products. In particular, pursuant to our agreements with Toshiba, Toshiba has begun to market and sell the Mobile DiskOnChip, DiskOnChip Millennium and the DiskOnChip Millennium Plus to customers under Toshiba`s trademark, subject to Toshiba paying us specified royalties. In addition, Toshiba expects to begin separately marketing and selling USB flash data storage devices similar to our DiskOnKey products. Toshiba also has the right to directly market products that we may jointly develop in the future. Pursuant to our agreement with Samsung, Samsung may market and sell products that compete with our DiskOnKey and DiskOnChip products. In addition, we have agreed not to pursue any action for infringement of our patents against any customer of Samsung for use of our patents to manufacture flash data storage devices that incorporate both flash components and controllers provided by Samsung.  Any current or future agreements to license our patents to our partners and competitors, may increase competition and may adversely impact our revenues.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our business could suffer if third parties infringe upon our proprietary technology, and our patents and proprietary technology may not afford us sufficient protection from infringement.

Our success is dependent upon our proprietary technology. As of December 31, 2003, we had 27 U.S. patents and several foreign patents relating to our technology and products. We also have over 30 applications for patents pending in the U.S. with respect to new products and technologies. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

●	any of our existing patents will not be invalidated;
●	patents will be issued for any of our pending applications;
●	any claims allowed from existing or pending patents will have sufficient scope or strength;
●	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage;
●	any of our products do not infringe on the patents of other companies; or
●	our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. We currently are involved in one legal action in connection with the infringement by others of our intellectual property rights. Litigation involving intellectual property can become complex and extend for protracted time and is often very expensive. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

Our products may infringe on the intellectual property rights of others and this could cause us to have to stop manufacturing or selling certain of our products.

Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

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We may be unable to license intellectual property to or from third parties as needed.

We may desire or be required to obtain licenses from others in order to further develop, produce and market commercially viable products. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. We cannot assure you that we will be able to obtain any required licenses on commercially reasonable terms, if at all, that the patents underlying those licenses will be valid and enforceable or that the technology underlying those licenses will remain proprietary in nature. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licenses in the future.

We may need to indemnify third parties for infringement claims related to our intellectual property.

We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney`s fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a significant and escalating increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees, which could have a material adverse effect on our business. In addition, several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 43 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Any disruptions or other difficulties experienced at our manufacturing facility in Israel could adversely affect our business.

We operate one manufacturing facility at our headquarters in Kfar-Saba, Israel. We currently manufacture our FFD and DiskOnChip 2000 products at that facility. If we experience quality problems or any significant technical or other difficulties or interruptions in the manufacture of our products at this facility, this could have an adverse effect on our business, financial condition and results of operations.

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The government programs and tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the `approved enterprise` status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of these programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses.

Our results may be negatively impacted by the appreciation of the NIS against the U.S. Dollar.

The majority of our revenues is denominated in U.S. dollars or is dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel and the costs of maintaining our facilities in Israel, in NIS. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In the first nine months of 2003, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be materially adversely affected if the NIS appreciates against the dollar in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Substantially all of our executive officers and directors and certain experts named in this prospectus are nonresidents of the U.S., and a substantial portion of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any such persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company`s intellectual property). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Our operations may be adversely affected by fluctuations in currency exchange rates.

We price our products primarily in U.S. Dollars. If the Euro, Japanese Yen, New Taiwanese (NT) dollar or other currencies in regions in which we sell our products weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the U.S. Dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the U.S. Dollar.

In addition, certain of our expenses are in, or are linked to, currencies other than the U.S. Dollar, principally the NIS, the NT dollar and the Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

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Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

The terrorist attacks in the US, US military responses to these attacks, the war in Iraq and threats of war elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the US and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

We would be a passive foreign investment company ("PFIC") for US Federal Income Tax purposes if (i) 75% or more of our gross income in a taxable year including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, or if the US Internal Revenue Service subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

●	Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and gain from the sale or other disposition of our ordinary shares;
●	Paying interest on taxes allocable to prior periods; and
●	No increase in the tax basis of our ordinary shares to fair market value at the date of the holder`s death.

We believe that we were not a PFIC for 2002 and will not be a PFIC for 2003. Our belief is based, in part, on our market capitalization and, if we are to offer any securities or borrow funds, our plans for spending the proceeds. The tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that we were not a PFIC for 2002  nor that we will not be treated as a PFIC in 2003 or in future years.

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RISKS RELATED TO THIS OFFERING AND THE OFFERED SECURITIES

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility and downturn in share prices for technology companies generally and companies in our industry specifically.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1, 2001 and December 31, 2003, our closing stock price has fluctuated from a low of $3.92 to a high of $22.49. We believe that fluctuations will continue as a result of, among other things, the factors discussed above (see in "Risks Related To Our Business" above) and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel (see in "Risks Related to Our Israeli and International Operations"), may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management`s attention and resources, which could cause serious harm to our business.

Certain provisions of our Articles of Association and of Israeli law could delay, hinder or prevent a change in our control.

Our Articles of Association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our Articles of Association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. In addition, certain provisions of the Israeli Companies Law 1999, which came into effect in February 2000, could also delay or otherwise make more difficult a change in our control.

In addition to the proceeds of this offering, we may need additional financing, which could be difficult to obtain on acceptable terms or at all, and which if not obtained may have an adverse effect on our business.

In addition to the proceeds of this offering, we may need to raise additional funds in the future and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could adversely impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a material adverse effect on our business.

Our management may apply the net proceeds from the sale of our ordinary shares offered by this prospectus to uses that do not improve our operating results or increase the value of your investment.

We may use the net proceeds from the sale of our ordinary shares offered by this prospectus for general corporate purposes, including potential investments or expenditures to secure additional sources of flash memory component supply and other related expenditures, as well as potential acquisitions. However, we currently have no commitments or agreements for any specific investments or acquisitions. Our management will have considerable discretion in the application of the net proceeds. In addition, the net proceeds may also be used for corporate purposes that do not increase our operating results or market value.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

(a)

Our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 30, 2003 (SEC File No. 1-11712), as amended on November 10, 2003, January 13, 2004, January 22, 2004 and twice on January 26, 2004;

(b)

The description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the SEC on January 29, 1993, including any amendment or report filed for the purpose of updating this description;

(c)	Our report on Form 6-K filed with the SEC on April 15, 2003;
(d)	Our report on Form 6-K filed with the SEC on July 17, 2003;
(e)	Our reports on Form 6-K filed with the SEC on July 30, 2003;
(f)	Our report on Form 6-K filed with the SEC on October 27, 2003;
(g)	Our report on Form 6-K filed with the SEC on December 31, 2003; and
(h)	Our report on Form 6-K filed with the SEC on January 7, 2004.

We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F, Form 40-F or 10-K, and all of our subsequent filings on Form 10-Q and 8-K under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference into this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

M-Systems Flash Disk Pioneers Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425
Tel.:	(972) 9-764-5000
Fax:	(972) 3-548-8666
Attn.:	Mr. Etan Mogilner, Adv.
Associate General Counsel

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FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in this prospectus pursuant to and in reliance upon the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which speak only as of the date of this prospectus.

We urge you to consider that statements that use the terms "believe," "expect,"  "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the U.S. securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

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USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds of any offering by us for general corporate purposes, including potential investments or expenditures to secure additional sources of supply for flash memory components as well as potential acquisitions. However, we currently have no commitments or agreements for any specific investments or acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.

SHARE CAPITAL

Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 0.001 per share. On September 30, 2003, we had outstanding 28,813,705 ordinary shares, and stock options to purchase an aggregate of 5,164,249 ordinary shares at a weighted average exercise price of $6.92, with the latest expiration date of these options being September 15, 2013 (of which options to purchase an aggregate of 1,314,583 ordinary shares were exercisable as of September 30, 2003). Our ordinary shares do not have preemptive rights.

From January 1, 2001 through September 30, 2003, we issued a total of 2,266,009 ordinary shares. 905,125 of these shares were issued through the exercise of options, at an average exercise price of $2.70 per share; 406,140 of these shares were issued under the terms of a warrant that we had issued to a private investor in the company in 1999; 123,933 of these shares were issued as part of our employee stock purchase plan, which allows employees to purchase shares at a slight discount to the market price; 500,000 shares were issued to one of our directors at a price per share of $8.21; and 330,811 shares were issued to Toshiba Corporation at a price per share of $12.0915.

In addition to the above, we issued an option to Toshiba to purchase additional non-registered ordinary shares up to the number which would raise their total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital. The exercise price of Toshiba's option is equal to the closing price of our ordinary shares on the Nasdaq National Market on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through August 1, 2004.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003 on an actual basis:

As of September 30, 2003
(unaudited)
U.S. dollars in thousands

Cash, cash equivalents, short-term bank deposit and marketable securities	$ 93,793

Short term debt	--
Long term debt	--

Share capital: Authorized-100,000,000 ordinary shares;
Issued and outstanding-28,813,705 ordinary shares	$ 8
Additional paid-in capital	195,154
Accumulated deficit	(58,045)

Total shareholders' equity	137,117

Total capitalization	$ 137,117

The foregoing information excludes approximately 5,164,249 ordinary shares issuable, as of September 30, 2003, upon the exercise of options granted under our share option plans.

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PLAN OF DISTRIBUTION

We may sell the offered securities:

●	through underwriters or dealers;
●	directly to a limited number of purchasers or to a single purchaser; or
●	through agents.

Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

We, directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Any underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act.  In addition, our Articles of Association contain provisions allowing us to indemnify our directors and officers against liabilities that they may incur in the course of providing services to us.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to these provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to an issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

VALIDITY OF SECURITIES

Certain legal matters with respect to Israeli law will be passed upon for us by our Israeli counsel, Meitar Liquornik Geva & Leshem Brandwein. Certain legal matters with respect to U.S. law will be passed upon for us by Weil, Gotshal & Manges LLP.  A member of Meitar Liquornik Geva & Leshem Brandwein on secondment to M-Systems holds options to acquire 10,000 of our ordinary shares.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2002 and 2001 and for each year in the three-year period ended December 31, 2002, included in the Company`s Annual Report on Form 20-F, as amended, for the year ended December 31, 2002 and incorporated by reference in this prospectus and registration statement, have been audited by Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay), a member of Ernst & Young Global, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the years 2002 and 2001, are based in part on the reports of other auditors. The financial statements referred to above are included in reliance on such reports given on the authority of such firms as experts in auditing and accounting.

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ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

●	the judgment is enforceable in the state in which it was given;
●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
●	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed M-Systems, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of association provide that we shall be entitled to undertake in advance to indemnify an officer or director of ours, provided that the undertaking is restricted to the events of a kind which our board of directors may anticipate at the time it makes such undertaking at an amount which the board of directors determines is reasonable under the circumstances. In addition, we can indemnify an officer or director for specific occurrences retroactively.

Our articles of association further provide that we may indemnify an officer or director of ours for liability or expense he incurs as a result of an action done by him in his capacity as our officer or director as follows:

1.

any financial liability imposed on the officer or director in favor of a third party in accordance with a judgment, including a compromise judgment given in a settlement or a judgment of an arbitrator, approved by the court.

2.	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:
	(a)	within the framework of proceedings filed against him by us or on our behalf or by a third party,
	(b)	in a criminal proceeding in which he was acquitted, or
	(c)	in a criminal proceeding in which he was convicted of a felony which does not require a proof of criminal intent.

In no event may we indemnify an officer or director for:

1.	a breach of the duly of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not prejudice our interests;
2.	a breach of the duty of care which was done intentionally or recklessly;
3.	an intentional act which was done to unlawfully yield a personal profit; or
4.	a criminal fine or penalty.

Our shareholders have adopted a resolution authorizing us to indemnify our directors and officers, subject to certain conditions for (a) any financial obligation that is imposed on such person for the benefit of a third person by a judgment, including a settlement or arbitration decision certified by the court for an action done in the scope of such person's duties as our director or officer, and (b) reasonable litigation expenses, including legal fees, that were incurred by such person or which the court obligates such person to pay in a proceeding against such person that has been filed by us, on the our behalf or by a third party, or in a criminal proceeding in which such person is acquitted, and in each case for an act committed in the capacity as our director or officer.

We have a directors and officers liability insurance policy insuring our directors' and officers' liability and our undertaking to indemnify them, in respect of certain matters permitted by the Israeli Companies Law.

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ITEM 9. EXHIBITS

Exhibit No.		Description
4.2	*	Form of share certificate.
5.1	**	Opinion of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel for M-Systems, as to the validity of the ordinary shares.
23.1	**	Consent of Meitar Liquornik Geva & Leshem Brandwein (to be included in Exhibit 5.1).
23.2		Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay).
23.3		Consent of BDO Seidman, LLP.
24	**	Power of Attorney.

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-55838, and incorporated by reference herein.
**	Previously filed.

ITEM 10. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:
(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section l5(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 8. Indemnification of Directors and Officers" above, or otherwise, the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kfar Saba, in the State of Israel, on January 26, 2004.

M-Systems Flash Disk Pioneers Ltd.

By:	/s/ Dov Moran
Name:	Dov Moran

Title:	President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Dov Moran	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 26, 2004
Dov Moran

*	Chief Financial Officer and VP of Finance and Administration (Principal Financial and Accounting Officer)	January 26, 2004
Ronit Maor

*	Director and Executive VP of Business Development	January 26, 2004
Aryeh Mergi

*	Director and Chief Marketing Officer	January 26, 2004
Dana Gross

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Signature	Title	Date

*	Director	January 26, 2004
Yossi Ben Shalom

*	Director	January 26, 2004
Yair Shoham

*	Director	January 26, 2004
Itsik Onfus

*	Director	January 26, 2004
Hans Wagner

*	Director	January 26, 2004
Eli Ayalon

Authorized Representative in the U.S.:

M-Systems, Inc.

By:	*
Name:	Charles Schouw

Title:	President and Chief Executive Officer

Date:	January 26, 2004

* By:	/s/ Dov Moran
Dov Moran Attorney-in-Fact

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